Filer:Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932




     OPERATOR: Excuse me, everyone. At this time, Mr. Fabrice Klein [PHONETIC] is ready to begin the conference call. All lines will be muted during the broadcast. After the presentation we will begin the question and answer period. If you would like to ask question during this period, please press (*) and then the number one on your touch tone phone. If you're in queue and no longer wish to ask a question, simply press (*) and then the number nine. Should any participant need assistance, please disconnect and re-dial the conference number. Mr. Klein, you may begin.

     FABRICE KLEIN: Thank you. Good afternoon, and welcome to the Interland First Quarter 2003 Conference Call. I am Fabrice Klein, Interland's Vice-President of Strategy and Investor Relations. With me on the call today are Joel Kocher, Chairman and Chief Executive Officer of Interland; and Allen Shulman, Chief Financial Officer and General Counsel. Following prepared statements we'll open the call to questions and answers. As a reminder to those of you who would like to listen to this call later, a web cast replay will be available at www.interland.com under the investor relations section.

     During this conference call we will make projections and other forward looking statements, including statements about the expected future operating results and cash resources of Interland and the expected growth opportunities in the web hosting market. Actual results may differ materially from those contained in these forward-looking statements. These forward looking statements

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include, but are not limited to, Interland's goals for the rest of the year, the expected growth of Interland's business, the timing and effect of merger integration, expected cash resources, and Interland's expectations regarding its future financial results and the timing of achieving those projected results. Actual results may differ materially from those contained in the forward looking statements. Factors which could affect these forward looking statements include but are not limited to the ability to achieve expected operating efficiencies, the ability to operate within budget expenses, risks associated with integrating newly acquired technologies and products, and unanticipated costs of such integration, the ability to achieve annualized cost savings for planned integration programs, the ability of the Company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly
fluctuations  and  operating  results,   the  loss  of  customers  with  failing
businesses, and customer churn in general, customer acceptance of new products and services, the retention of key employees, investment in new business opportunities, and the impact of liability that could carry over from Micron Electronics' discontinued operations.

     Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange

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Commission,  including its annual report on Form 10-K, its quarterly  reports on
Form 10-Q, and its current reports on Form 8-K, and its proxy statements.

     Now, it is with pleasure that I turn over this call to Allen Shulman, Interland's Chief Financial Officer.

     ALLEN  SHULMAN:  Good  afternoon,  and thank you all for joining us for our first fiscal quarter 2003 conference call. This is my first opportunity to report our financial results for a full quarter as the Company CFO, and I'm delighted to be able to report to you that the Company is on track to meet its financial goals for the year. You may recall that during our last conference call we suggested that our revenue for fiscal year '03 would be in the range of 110 to 120 million, and that when we had completed our integration and upgrading project sometime this summer, our expenses other than depreciation and amortization, would be approaching 85% of revenue. Having now completed a quarter of the year, and as we'll detail below, we have growing confidence that even before considering any benefit from our recent re-announced transactions we will achieve that goal.

     The Company reported revenues for the quarter of 27.3 million, an increase of 14% over the first quarter of last year. Net loss was 14.4 million, an improvement of 27% over the same quarter the prior year and net loss per share was 10 cents on a 140 million shares outstanding, compared to a 14 cent loss on a 138 million shares during the first quarter of '02. Capital expenditures were

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                            PAGE 4


$1.9 million during the quarter. Of the $14.4 million loss, $12.2 million was attributable to non cash depreciation and amortization. The first quarter '02 loss of $19.8 million included $6.9 million in depreciation and amortization.

     Now before further detail on our financial performance, I thought it might be helpful for those who are just beginning to become interested in our Company, as well as for some of those who have followed us for some time to reiterate our overall strategy and to examine our progress in that context. So today I'll spend a few minutes articulating our financial strategy and the progress we're making with that, and then Joel will review our overall business strategy and our progress in that area.

     Our financial strategy has always been based on the principle that web hosting services for the small and medium enterprise market can be standardized and automated to achieve dramatic economy through scale and concomitant profitability. Also, at scale a company like ours can gain very strong competitive advantages by making investments that smaller companies simply can't justify. Let me give you an example. Interland was able to invest in a research and design with blue halo architecture over a period of more than a year knowing that the investment would be quickly recaptured as the results in cost savings were multiplied by the number of customers who benefit from it. No other company in America can spread such investments over a strong and as big a base as Interland.

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     Now, we chose to achieve that critical scale quickly by acquisition  rather than through the slower process of organic growth. And during the past 17 months we have announced eight business combinations that more than doubled our revenue even after jettisoning portions that we deemed to be non-strategic. During the next three quarters we will be reaping the benefits of our growth through integration by professionalizing every phase of our business. Let me give you some highlights of the progress we've made. During the last fiscal quarter we generated $27.3 million in revenue, a 14% gross increase over last year's first quarter. Actually, though, because last year we still carried a substantial amount of non strategic business, the growth in our pure hosting revenue has been 22%. A year ago our expenses other than for non cash depreciation and amortization was $37 million. This quarter from the 14% more revenue, those expenses were $29.3 million. That's 21% less than they were a year ago.

     At the beginning of the first quarter of last year the Company had a 1,041 employees. At the end of this quarter the employees are 711, a drop of 32% despite having acquired during that time six additional businesses. Over the last year, through professional management and implementation of superior systems, we reduced the number of tech support calls per customer, a major cost component for a hosting company, by fully 30%. And at the same time, we were able to deliver superior service to our customers. Just this past week we completed the planned move of our Seattle operations to Atlanta, setting the

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stage for substantial  cost reduction in labor,  bandwidth,  and facilities,  as well as allowing us to provide more consistent and better service to those customers. We continue to reduce our churn. Our overall average monthly gross churn for this quarter was 3.3% compared to 3.5% during the August quarter and compared to more than 4% the quarter before that. Our gross trade receivables have declined by 45% since the first quarter of last year and our day sales outstanding is now 19.5. Our cash position remains healthy with $134.5 million in cash, investments, and temporary restrictive cash. And during the same time we've reduced our debt from around $30 to about $25 million.

     We're strengthening our financial team. We're bringing financial discipline and accountability throughout every department in our Company. We've added nine professionals to our financial analysis and accounting teams. We are addressing steadily the weaknesses in our controls and procedures that we have previously identified.

     Now, as pleased as we've been with our progress to date, the next three quarters hold even more financial problems. Our entire organization is now involved in a series of integration projects as we described last quarter. As we explained at that time, Interland is a company that transformed itself from Micron Electronics, essentially a PC and chip company, into the country's largest web hosting services company for small and medium businesses and did that simply by acquiring pre-existing companies. For the most part these were start up businesses founded by young entrepreneurs at the height of the internet

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boom. We now have to complete the  integration of those  businesses and reap the benefits of integration and growth by exiting duplicated facilities and by professionalizing our entire organization. As we detailed last quarter, we expect to spend some $4 million this year in expenses that will affect our P&L and another $4 million in capital expenditures. Also, as we mentioned last quarter, we'll be taking some two to three million dollars in additional reserves for leases on those facilities that we plan to abandon.

     Now, here are just some of the things that that money will be paying for. We're moving out of a number of facilities buying out their leases and bandwidth contracts and preparing space in our current data centers to except the operation we are consolidating. We will consolidate Dialtone's Fort Lauderdale operations into innerHost's state of the art Miami facility. We'll be concentrating G&A functions in Atlanta. We'll be negotiating, in some cases having to buy out bandwidth contracts to achieve a very substantial reduction of bandwidth cost as expiring high cost long term contracts are replaced at the current low prices in that market. We will purchase intelligent routers that prevent incurring additional bandwidth charges and burstable contracts by switching automatically to other circuits to obtain the lowest pricing overall. In bandwidth alone, we can reduce costs by a million dollars a month compared to where we were at the end of fiscal year '01. Like our bandwidth initiative, many of our projects result in immediate cost savings, but some simply enhance the quality of our offerings, which should increase customer satisfaction and

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                            PAGE 8


eventually produce financial benefits in the long run. Among these are increased security systems, a professional billing system, and work flow management and call center management tools. These sorts of expenditures are investments. The others that aren't mentioned are in most cases integration costs, but in both cases they're one time expenditures that mark the transformation of Interland from a collection of pre-existing entrepreneurial companies into a large integrated, professionally managed juggernaut. A majority of these expenditures is heavily weighted to the middle two quarters of the fiscal year when we expect to spend about $4.6 million compared to the $1.3 million we spent on such projects in the first quarter. Together, these projects are now forecasting at potential for a further 20% reduction in our non depreciation and amortization expenses that we incurred during the first quarter. We could reduce our monthly non depreciation and amortization expenses to as little as $24 million a quarter.

     Now, even though we plan to continue to defer strong emphasis on organic growth to our next fiscal year, it's easy to see that with these savings and continued reductions in churn, our announced goal is within our reach. We expect revenue to be roughly flat to slightly positive over the remaining three

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quarters  of the  year and  depending  on the  timing  of  investment  spending, expenses other than depreciation and amortization should be just under $60 million over the next two quarters combined as we make our investments and our improvements. Capital spending, including some $4 million in investment cap ex is expected to be about $10 million over the course of the year with about half of that spending taking place during the second quarter alone but dropping to about $1 million by the fourth quarter. At these levels, we expect that revenues for the fourth quarter would exceed the sum of non depreciation and amortization expenses and cap ex by some two to three million dollars, an amount that we used to call free cash flow positive from continuing operations. That's two to three million dollars just three quarters from now. The net loss for the year should be then be around $50 million but less than $10 million of that occurring in the fourth quarter with depreciation and amortization of about $13 million, $3 million more. These expectations mask the significant trend of improvement that we continue to experience with our business, but if one were to except the improvements and the integration costs that we're incurring over the middle two quarters, that trend line would be easy to see.

     Now, as encouraging as our progress has been from a pure financial perspective, we have long believed that the real value of Interland lies in its strategic opportunities. For that, let me turn you over to Joel.

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 10


     JOEL KOCHER: Thank you, Allen. As Allen said, it's a work in process, but our primary message today is we are on track to achieve our fiscal year '03 targets. More importantly, given Allen's comments, if we successfully integrate the companies we have already acquired, and harvest these economies of scale as we plan to do we should achieve our targets in six months. A fairly simple characterization, I think, of where we are as a company. That said, why would we acquire Hostcentric, recently announced, in fact today, if we are on track to achieve our goals without another acquisition. Our rationale is very straight forward. The simple answer is by every measure it is a very good investment and a financially sound move for our shareholders over the long run. Hostcentric is the second largest company that we have acquired to date, so it is significantly accretive and it is accretive immediately upon closure of the deal. Hostcentric has a direct contrast to many of the companies that Allen mentioned. It is also professionally managed today and should require less integration effort. This integration should have no impact on our ability to complete our original integration schedule articulated on last quarter's conference call and reiterated by Allen a few moments ago. Hostcentric is in many ways a proxy for where we are headed from a centralization and standardization standpoint today

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 11


producing very high levels of profitability and cash flows from hosting operations. Summarizing on fiscal year '03, we believe we are progressing to plan and that Hostcentric should enhance our overall profitability, both short term and long term.

     The other topic that I'd like to spend a few moments on today is our long term plan to grow the Company. To date we have only invested enough in organic growth to basically neutralize the additional churn from a large numbers of acquired accounts. Though scaling the Company via acquisition has been an effective strategy for us to grow this Company and make it profitable in fiscal year '03 we do want to lay the ground work for real organic growth in fiscal year '04 and beyond. We are very encouraged by the fact that there are 20 million small and medium sized business in the United States alone that do not have a professional and effective online presence. Market research indicates the untapped mass SME market dwarfs the size of the current early adopter market that we participate in today, and that this market is poised to adopt online web services. The primary reason for their delay in adoption is not a lack of perceived need or affordability, but rather the inadequacy and technical complexity of the services currently offered by traditional web hosts, and that would include Interland. Said another way, we are in that very typical part of the technology adoption curve where less sophisticated users are uncomfortable adopting a technology. We believe the key to cracking this market is to deliver

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 12


a dramatically improved and simplified usability of the technology and the development of the right channel to deliver it. No one has yet figured this out, or frankly, has paid much attention to it, and we believe that we are best positioned as the market leader to penetrate this fantastic opportunity.

     As a cornerstone of our strategy to do this, Interland last week acquired Trellix, the absolute hands down leader in mass market web solution software. With Trellix we can now offer our current customers and an entirely new mass of potential customers what I would call true SME solutions. An integrated, easy to use suite of online tools that puts every single thing that an SME needs at their finger tips, including web site publishing, site promotion, and online marketing, and a full spectrum of ecommerce solutions. If you directly contrast that to what Interland offers today, we primarily offer a service to people who already have a web site. These tools, and ongoing software development capabilities give us the ability to create vertical market solutions with vertical business design templates and on line applications. As a matter fact, Trellix already has developed 56 vertical design templates built for markets such as day care, fitness and beauty, construction and architecture, restaurants, lodging, real estate, legal services, and many, many more.

     As previously discussed, we intend to significantly broaden our distribution to deliver these solutions to the mass market. Though we see the broadening of our distribution as primarily a fiscal year '04 effort, Trellix does bring a compelling set of new OEM distribution partners today, including Thomas Regional, which is the marketing and advertising bible for the industrial manufacturing segment; TMP Worldwide, owner of Monster.com, which deploys yellow

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 13


page and online marketing solutions to the dealer and franchise networks of the country's leading brands; as well as Earthlink and Cnet Networks and many others. We believe there are numerous channel partnership opportunities like these available. Though Trellix will be a slight drag on EBITDA, our plan is to redefine our go to market approach and step on the accelerator in fiscal year '04. We believe this acquisition clearly changes the game, placing us squarely into the SME solutions business and positions us better than anyone, to penetrate that 20 million SMEs, representing a project $4 billion in online ecommerce by the year 2006.

     In conclusion, Interland's progressing nicely towards our Q4 goals only six months away. With the Trellix acquisition we have also taken a major step forward in establishing a solid foundation for future organic growth, and frankly, a legitimate shot at a break out play for the Interland company. Now, we will turn it over to questions.

     OPERATOR: Again, if you would like to ask a question during this period, please press (*) and then the number one on your touch tone phone. If you no longer wish to ask a question simply press (*) and then the number nine. Mr. Kocher, your first question is from John Bucher with Gerard Klauer Mattison.

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 14


     JOHN BUCHER: John Bucher with GKM. Last quarter I think your head count was around 740 or so. What are you anticipating head count to be with the Trellix and Hostcentric acquisitions?

     ALLEN SHULMAN: This is Allen. That's going to be a changing number. Right now our head count is 711. Hostcentric has a total number of about 130 employees. Trellix has a total number of about 47 employees, and obviously has our integration plans move forward as we get closer to closing, we'll be working with those companies to identify the right size of those organizations as they integrate their functions into ours.

     JOHN BUCHER: Can you give an update on the Verizon promotions and what sort of traction you're seeing from some of the Verizon promotions that were made earlier in the quarter?

     JOEL KOCHER: Sure. The Verizon promotions did launch during the quarter. And I think at this point, though, given - and in fact, there were some delays in direct mail pieces that they sent out. It's probably a bit early to calibrate that. But for the most part I think we saw during the quarter a pretty nice improvement in Verizon sales during the quarter.

     JOHN BUCHER: Are you seeing that continuing to ramp linearly or has it, you know, after some of the promotional activity has it sort of flattened out? Can you give any color as to trends you're seeing there?

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 15


     JOEL KOCHER: Well, to be fair, I think Verizon in addition to probably most of the teleco's out there are largely focused on the DSL penetration at the moment. So, to be fair, this had a little bit of difficulty keeping their attention. But I think at this point Verizon is experimenting and continues to experiment with our help into the mass market, and we're seeing a little bit of early traction that we would expect as we continue to refine the approach that probably in the second half of the year, you know, we would expect to see further traction from. However, I would also say that given the other partners I think that Trellix has, that this really provides a unique and new opportunity for us to go and crack the code, if you will, on how to address this whole new market, which is the base of SME's out there that I talked about in my comments that currently do not have a web site. From my prospective, that's where Verizon should be focused; that's where the vast majority of our future partners should be focused because I think that's where the biggest opportunity lies. Verizon, up until this point, has primarily been focused on same market that Interland's been focused on, which is the technical part of the market where the customers already have a web site. So I think we're going to get a much better read from Verizon and a much read from all our partners as we get more serious and aggressive with launching this Trellix technology into the market on a broader basis.

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 16


     JOHN BUCHER: And then one final question regarding - now, you've made it pretty clear that this is a integration period for you all right now and then you'll move into your organic growth mode. I'm just wondering whether that is sequential or whether you're going to have a sort of a parallel effort where you'll be ramping up the organic growth plan, you know, in advance of the integration actually all being completed.

     JOEL KOCHER: John, I'm really glad you asked that question because this is sometimes a source of possible confusion. There is absolutely no question, and I want to be very, very clear, that this Company is primarily focused on the integration effort at this time. And the reason for that is obvious. You know, we've talked about once we gain closure of these excess facilities, we integrate all these acquired businesses into one homogeneous, standardized, centralized platform we believe this Company's results are dramatically different. Now, having said that, we also believe that given the market opportunity that exists out in the market and the fact that the Company should have and needs to have a long term organic growth strategy, I don't think that we're in a position where we can wait until the first day of fiscal year '04 to start working on the foundation for that organic growth strategy. So, yes, we're working on that. I think part in one parcel of that obviously is the Trellix acquisition, but you're not going to see an investment or a dramatic set of activities manifest itself in the market until we get through this integration period and move into fiscal year '04. At that time, though, I think the good news is we won't be starting from zero.

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 17


     JOHN BUCHER: Well, thank you very much for taking the questions.

     OPERATOR: The next question comes from Joshua Beal with Tier One Research.

     JOSH BEAL: Hi, can you hear me okay?

     ALLEN SHULMAN: Yes.

     JOSH BEAL: Hi, guys. A couple of quick questions. Specifically, first as it relates to additional acquisitions. I got the sense that on the fourth quarter call that there was a real indication that the fiscal '02 was all about acquisition and fiscal '03 should be all about integration, and while I absolutely agree with the concept and I love the acquisition of Trellix, there was that acquisition and Hostcentric. Should we be expecting additional acquisitions as part and parcel of this integration, particularly like others of Hostcentric where the integration will be relatively easy and fit into your existing plans? And would you like all the questions now, or should I save them for after -

     JOEL KOCHER: You can fire them all.

     JOSH BEAL: Looking for some housekeeping numbers just on number of paid shared accounts, dedicated accounts, number of servers on a shared and dedicated side if you can share that. And the other thought on my mind is I believe Interland is a partner of Miva and I was wondering if you can comment on the

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"Miva  everywhere"  strategy  and whether or not  Interland  has been looking at adopting this philosophy and what type of time line we might expect to see that rolled out to your packages.

     JOEL KOCHER: Okay. I can do that. I think I got all those, Joshua, but if I didn't you can layer them on again at the end here.

     JOSH BEAL: Sure.

     JOEL KOCHER: Or reiterate them. In terms of further acquisitions, unquestionably we're focused on integration, sure. I've said it. Allen's said it, we've all said it. But I also said on that call in the fourth quarter that it didn't necessarily mean that we were not going to do any other acquisitions this year. And the reason I said that was because acquisitions of this ilk, which are much larger immediately accretive - this business is 20% EBITDA today, so before we even touch it, it's a 20% EBITDA business. It's professionally managed so we don't have all of this huge integration work to do. There are not many of those out there. This was probably, to be frank, the last one like that that's out there. This company is already producing significant levels of free cash flow, and given its size - now, this is a deal we've been working on for a very long time, and I think it makes sense for our shareholders; I think it makes sense for us; I think it makes sense for us for the short term, and I think it makes sense for us for the long term. Now, you probably know there are

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 19


a couple other - there's maybe two other players in the market out there that have any sizeable position at all in the market place, and I certainly have no perspective on those, or at least one I'll share of whether those have become available today, any time soon. But I can tell you if anything of that size or bigger becomes available that's that accretive and makes sense with the combination of our Company, we'll do it. However, we're also at the same time not interested in this fiscal year in any additional small companies of the ilk that we acquired in fiscal year '02. So hopefully that clarifies it for you.

     With respect to I'll pick the Miva partner and then I guess we'll try to give you the statistics either now or off line depending on if we have exactly what you want. Miva's strategy is very interesting, and I think just as an editorial comment, a strategy that I agree with. If you look at where the market, the evolution of the market is today, as I mentioned there's still the vast majority of the market is unpenetrated, yet, if you look at what's expected in ecommerce, I saw an IDC survey the other day that reveals that nearly five million businesses with less than 100 employees will offer ecommerce capabilities by the year 2006. That's a huge number. I think up until this point the costs of entry for customers or businesses like that have perhaps been too high. So, Miva is obviously now of the mind that the market is essentially opening up and they want their solution to be the solution or the standard

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solution of choice.  We have a very similar view.  That's  exactly why we bought
Trellix. We think the time is right. We think that that very large majority market out there is becoming ripe for the taking and we're going to enter it just as Miva is, I suppose, with all of our guns blazing next year.

     With respect to your housekeeping items, let me do my best on that. We have, obviously as a result of the acquisition of both of these companies this past week, I would say that we have probably removed any doubt about who the leader in the market is. Let me start with that with openers. Now, pre the addition of Hostcentric and Trellix we have approximately 210,000 paid shared accounts and 7600 dedicated servers.

     OPERATOR: The next question comes from Vick Grover with Kaufman Brothers.

     VICK GROVER: Hey, guys, how are you doing?

     JOEL KOCHER: Good.

     VICK GROVER: A lot of questions have already been asked, but maybe you can give us some granularity on the account base. Anything you can tell us on shared versus dedicated, where you may be seeing some strength or weakness in terms of ARPU or demand or, you know, anything that's helpful. I guess, related, can you talk about value added services, any kind of growth you're seeing in demand for the managed storage product or managed security? And then in terms of the data center footprint, how many do you currently have, I guess, pro forma for the Hostcentric deal, and where do you see that going over what timeframe? Thanks.

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     JOEL KOCHER: Okay. I'll try to provide a little bit of color for you, Vick, in terms of both shared and dedicated. At the same time I want to just remind everyone that our primary approach to that market to date has just been to neutralize the additional churn that we see from these acquisitions. On the shared side of the business I think demand still is somewhat flat, and I think that's primarily a result of the fact that we're still seeing some exit by the Amazon wannabe's. Probably more importantly, I think we're probably reaching the saturation point of the early adopter market. I've already talked about the new opportunity that's emerging, which is the 20 million SME's that do not currently utilize this technology and once that adoption rate really begins to happen I think we're going to see a very attractive growth scenario.

     With respect to the dedicated market, we're loving what's happening there. Even though we've not invested heavily on the marketing side, as you know we made an acquisition last year into that space, I've introduced a new product line, and we're seeing very robust growth rates. We saw about a 4.7, almost 5%, growth rate in gross adds this past quarter on the dedicated server side even though, as I mentioned, we have not invested heavily in marketing. So we think that business is probably growing I'll guess, you know, probably in the 20 to 25% annualized range.

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     With  respect to your value  added  services,  I don't  think  there's  any question that as we see more penetration into all of these markets, we see more maturity into these markets, that we're going to see a greater opportunity for value added services. One of the things that I love about the Trellix acquisition is that really begins to paint Interland in a different way. I think we really become more of a solutions oriented company as opposed to just a service provider. Trellix has an entire suite of products that we can sell into our customer base, let alone, you know, into these unwashed masses that I talked about just a few moments ago. I also think that as the larger companies mature
in  their  online  presence,   in  their  online   marketing   activities  we've
historically always seen that small businesses then want that. So as we see larger companies become more sophisticated and more capable on line there's a gravitational pull towards the smaller companies to achieve the same thing. If any of - if you, or any of the constituents on the phone today have shopped online this year, you've seen a far different shopping experience than you saw two years ago. And that's simply because it's maturing, it's getting better, there are more services available, more capabilities available and SME's unquestionably are going to want that down the road. So, I think for us somehow, some way we have to resist the temptation to try to do too many things, you know, over the next six months while we complete this integration and get

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ourselves  once and for all where  we've  got this  cash flow and  profitability thing behind us, so that we can focus on the myriad of market opportunities that exist out there.

     ALLEN SHULMAN: Vick, let me answer your question about the data center footprint. Right now before the acquisitions that we've announced, we have six data centers that we're operating; Los Angeles, Seattle, Atlanta, Miami, Fort Lauderdale, and Kansas City. Fort Lauderdale, we're in the process of moving into Miami to consolidate all of our Florida operations into one facility and that facility is primarily dedicated to our dedicated customers. Los Angeles is a data center and, Seattle we've already completed the movement of the last server, just got that email as a matter of fact yesterday. So, our number of data centers is shrinking. We are constantly evaluating our plans. As I mentioned, we have integration teams who are studying all of that. It's looking right now the ideal footprint is probably going to be about three data centers.

     Now, in terms of the companies that we've signed agreements with that we expect to close in the next couple of months. Trellix's office is located in Concord, Massachusetts. They do have a web hosting platform that they have outsourced to Exodus, and there they serve something as much as a million web sites. Most of these are personal smaller web sites, but that hosting platform will be consolidating as well as we get into our integration plan. Hostcentric operates two data centers, one in Freemont, California and one in Orlando, Florida, and here again during the course of the executory period until closing, and during the transition period we're going to be working with their very capable management to determine what the best integration path is and the best

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operating  environment is for them and for their  customers.  We probably should take a chance to say, though, that one of the best things about these two acquisitions is that in both cases they're very professionally managed with really industry leading people who can help us with the integration and with the operation of those businesses. And we're as excited about that as we are about anything having to do with it.

     VICK GROVER: Thanks a lot, guys.

     ALLEN SHULMAN: Thanks, Vick.

     OPERATOR: The next question comes from Ian Ellis with Micro Capital.

     IAN ELLIS: Good afternoon, gentleman, and congratulations on your recent progress. Joel, when I met with you at a conference in early November I asked about your international plans, which you state that you have long term. You clearly on this call demonstrate your focus on integration of several acquisitions you have made, but I think simultaneously observing that it is a very ripe acquisition market. Could you comment on really the opportunity which exists elsewhere in the world to make platform acquisitions at attractive prices? You know, thinking of companies such as {UNINTELLIGIBLE} Networks for example, that has, you know, a lot of customer base that you would look for ultimately.

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INTERLAND'S FIRST QUARTER 2003 CONFERENCE CALL                           PAGE 25


     JOEL KOCHER: Sure. Hello, Ian.

     IAN ELLIS: Hi.

     JOEL KOCHER: Sure, I'll be happy to comment. My perspective is having done business globally in another company quite extensively I think it's very important that one get its recipe completely baked before it exports. I believe that by the end of this current fiscal year I'll be able to sit here on this call and say to you that we have our recipe baked, that we've integrated the acquisitions that we have made to date and that we really are ready as a company and capitalized to do so to take advantage of any growth opportunity that presents itself. And I do believe that this Company is destined to be a global Company. Today it's a global leader even though we don't necessarily have any operations off shore. But I don't think there's any question at some point we'll be ready to do that. However, you can be certain that if we do it that it will be accretive to our effort. We have no interest at this point in making investments, especially after the fourth quarter after we've done all this work to make this business profitable, that we're going to do anything that would detour, defer or dilute the success that hopefully we will be enjoying at that point.

     Just as a last comment - just maybe an educational comment for some of our listeners, one of the unique things about the Internet is that you actually can have a global business to some degree, or at least participate globally, maybe

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not lead, but participate globally just from a domestic base of operation. Today we have in the teens a percentage of our business that comes from international locations or international business.

     IAN ELLIS: Great. Thanks, Joel. I'd just like to comment, just with my international background, I think there's very accretive opportunities available in Europe in particular, and they may not go away before you're ready but they may, and I'd encourage you to not overlook them.

     JOEL KOCHER: Okay. Well, Ian, I certainly will take that to heart. At the same time, I'm hoping as you are that those opportunities are available.

     IAN ELLIS: Great. Congratulations, gentlemen. Thank you.

     JOEL KOCHER: Thank you.

     OPERATOR: Mr. Kocher, there are no more questions in queue. You may continue with your presentation.

     JOEL KOCHER: Thank you very much for participating in the call, and we want to wish you happy holidays. See you next year. [END CONFERENCE CALL]

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